December 3, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F Street, N.E.

Washington, D.C. 20549

Attn: Katherine Bagley, Staff Attorney

Re:	DOTA Holdings Limited
Amendment No. 2 to Registration Statement on Form F-4
Filed November 23, 2018
File No. 333-227379

Dear Ms. Bagley:

DOTA Holdings Limited (the “Company,” “we,” “our” or “us”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission Amendment No. 2 to Registration Statement on Form F-4 filed on November 23, 2018 (the “Registration Statement”). We have today filed with the Commission Amendment No. 3 to the Registration Statement (“Amendment No. 3”), reflecting certain of the responses below as well as updating changes. For ease of reference, the numbered paragraphs below correspond to the numbered comments in the Comment Letter, with the Staff’s comments presented in bold font type. A marked version of Amendment No. 3, in the form filed with the Commission, will be transmitted to the Staff identifying all changes between Amendment No. 2 and Amendment No. 3 to the Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 2 to Registration Statement on Form F-4 filed November 23, 2018

Background of the Business Combination, page 78

1.	We note your response to comment 4 and your amended disclosure; however, we are not persuaded by your response. Please provide a legal analysis as to the basis for your response that "[a]ll items required by Item 1015(b) of Regulation M-A in relation to Cowen's advice to DOTA have been disclosed in Amendment No. 2 to the extent applicable." In this regard, Cowen is not required to provide a valuation for its advice to constitute an opinion or appraisal that materially relates to the transaction. Also, your response does not appear to address EBC's role. Please also provide a brief summary of the specific analyses, conclusions, valuations and/or projections provided to DOTA management by EBC, considering your disclosure on page 82 that "EBC and Cowen . . . had several meetings to discuss the proposed transaction, valuation of Reebonz, comparable and also timing and strategy of the transaction." Alternatively, please provide your legal analysis as to why EBC's communications do not constitute a report, opinion, or appraisal materially relating to the transaction.

Response: Item 1015(b) of Regulation M-A requires specified information for each report, opinion or appraisal described in response to Item 1014(d) of Regulation M-A or Item 14b(b) of Schedule 14A concerning the terms of the transaction. Our counsel has reviewed the foregoing requirements, and advised us that they understand that a report, opinion or appraisal need not necessarily be in writing, but may be provided orally to company management. In this context, they have advised us that they understand a report to be an account given of a particular matter after investigation or consideration by an appointed person or body.

With respect to Cowen, we respectfully advise the Staff that in our view Cowen did not provide any opinion or appraisal to DOTA management. Cowen served principally as an advisor and consultant to DOTA management, working with DOTA management on a continuing and collaborative basis during the negotiation of the Business Combination Agreement. To better assist the Staff’s understanding of the relationship between Cowen and DOTA management, we have provided more specifics below. This continuing dialogue between Cowen and DOTA management would not, we believe, be generally be understood to constitute a report.

Among other things:

●	At the request of DOTA management, Cowen collected data on public companies that were comparable to Reebonz and provided such information to DOTA management for its analysis, without further evaluation of the data by Cowen.
●	Cowen discussed with DOTA management what it viewed as being “market” for earn-outs in transactions similar to that being negotiated with Reebonz. Working collaboratively together with Cowen, DOTA management and Reebonz agreed the thresholds of $11.50 (2019) and $13.00 (2020), as well as the revenue targets of SGD$ 199m for 2019 and SGD $290m for 2020. Cowen also consulted with DOTA management with respect adding both stock price and revenue as “double trigger” thresholds for the earnout, and advised DOTA management that inventory should not be included in net debt calculation based on industry practice.
●	Cowen worked collaboratively with DOTA management to calculate the impact on valuation that the earn-out would have, as well as the impact of the net debt numbers determined by the auditors.
●	Cowen advised that “in the money options” that were outstanding and held by Reebonz security holders should be treated as a component of the consideration paid to Reebonz’s shareholders.
●	DOTA management requested Cowen to assist in recalculating the enterprise value of Reebonz, adjusting the earn-out and the net debt numbers. The dialogue between DOTA management and Cowen assisted DOTA management in determining the final enterprise value included in the Business Combination Agreement.

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Although we do not believe that the nature or form of the advice provided by Cowen would appropriately be deemed to constitute a report, we have added on page 83 of Amendment No. 3 information responsive to Item 1015(b) of Regulation M-A. Specifically, we have addressed the manner in which Cowen was retained, the basis for the retention, and the fact that neither Cowen nor its affiliates or unaffiliated representatives have had any material relationships with DOTA or its affiliates during the prior two years, and no such relationship is contemplated.

With respect to Early Bird Capital, Inc. (“EBC”), we respectfully advise the Staff that EBC did not provide any opinion, appraisal or report to DOTA management in connection with the business combination. EBC was the managing underwriter of DOTA’s initial public offering, and has maintained a continuing relationship with DOTA, but was not involved in the negotiation of the business combination.

2.	We note your response to comment 5. Given that your disclosure under "Satisfaction of 80% Test" and "DOTA's Board of Directors' Reasons for Approval of the Business Combination" both mention the methodologies used to estimate a fair market value of Reebonz and that such analyses, as well as other factors considered by the Board, helped the Board conclude that the business combination is in the best interests of DOTA's stockholders and the consideration being paid in the Business Combination is fair to and in the best interests of DOTA and its stockholders, please enhance your disclosure to describe these methodologies in greater detail by providing qualitative and quantitative disclosure about each methodology, including the data relied upon, any applicable assumptions, and the results arrived at for each methodology. Further, because it appears that DOTA's Board relied upon projected financial results prepared and provided by Reebonz, please revise to disclose these projections or tell us why you do not believe this information is material to investors.

Response: We have revised pages 83-88 of Amendment No. 3 to provide enhanced disclosure in response to the Staff’s comments.

We thank the Staff in advance for its consideration of these changes. Should you have any questions regarding the foregoing, please contact our outside counsel, Stuart Neuhauser, Esq. of Ellenoff Grossman & Schole LLP at (212) 370-1300.

Sincerely,

By:	/s/ Aamer Sarfraz
Name:	Aamer Sarfraz

cc:	DOTA Holdings Limited

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